United States securities and exchange commission logo





                          May 19, 2021

       Jed. A. Latkin
       Chief Executive Officer
       Navidea Biopharmaceuticals, Inc.
       4995 Bradenton Avenue
       Suite 240
       Dublin, OH 43017

                                                        Re: Navidea
Biopharmaceuticals, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed May 13, 2021
                                                            File No. 333-256093

       Dear Mr. Latkin:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact
Christine Westbrook at 202-551-5019 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Faith Charles, Esq.